UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2023
Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Term Extension for Share Repurchase Program
Bitdeer Technologies Group (the “Company”) previously announced on June 15, 2023, that its board of directors (the “Board”) had approved a share repurchase program (“Share Repurchase Program”) under which the Company may repurchase up to US$1,000,000 worth of its Class A ordinary shares, effective through September 15, 2023. The Board has further approved the extension of the term of the Share Repurchase Program, which will be effective until December 15, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Bitdeer Technologies Group

By:	/s/ Linghui Kong
Name:	Linghui Kong
Title:	Chief Executive Officer
Date: September 20, 2023